Exhibit 99.1

Cheetah Mobile Announces Third Quarter 2025

Unaudited Consolidated Financial Results

BEIJING, November 26, 2025 - Cheetah Mobile Inc. (NYSE: CMCM) ("Cheetah Mobile" or the "Company"), a China-based IT company, today announced its unaudited consolidated financial results for the quarter ended September 30, 2025.

Management Commentary

Mr. Sheng Fu, Cheetah Mobile's Chairman and Chief Executive Officer, remarked, "We are pleased to see continued momentum in our turnaround journey. In the third quarter of 2025, we delivered our first quarterly operating profit in six years—reaching this milestone ahead of expectations. Total revenue grew 49.6% year over year, with the AI and others segment increasing 150.8% and contributing half of total revenue, reflecting the emergence of our next growth engine. Within the AI and others segment, our AI robot business continued to perform well, supported by solid demand for our voice-enabled wheel robots and robotic arms. In parallel, we are developing AI-native tools across PC and mobile, while enhancing existing products with new AI features. Looking ahead, we remain focused on driving growth by building new growth engines through continued investment in AI robots and AI tools"

Mr. Thomas Ren, Chief Financial Officer of Cheetah Mobile, commented: "Our consistent improvement on bottom-line reflects our disciplined execution and operational improvements. Operating profit was about RMB3.9 million, increasing from an operating loss of RMB72.0 million in the year ago quarter and an operating loss of RMB11.1 million in the previous quarter. Non-GAAP operating profit reached RMB15.1 million, compared with a non-GAAP operating loss of RMB60.5 million in the same period last year and RMB2.1 million in Q2. Our Internet business segment generated RMB68.2 million in adjusted operating profit in the first nine months of 2025, exceeding full-year 2024 levels and growing 86.2% year over year. Meanwhile, adjusted operating loss in our AI and others segment narrowed meaningfully in this quarter. In addition, our balance sheet remains healthy."

Third Quarter 2025 Financial Highlight

•
Total revenues grew by 49.6% year-over-year to RMB287.4 million (US$40.4 million) in the third quarter of 2025, driven by the 150.8% year-over-year increase in AI and others revenues, which already accounted for 50.4% of Cheetah Mobile’s third quarter revenues, up from 30.1% in the same period last year.

•
Gross profit increased by 64.4% year-over-year to RMB214.4 million (US$30.1 million) in the third quarter of 2025. Non-GAAP gross profit rose by 64.3% year-over-year to RMB214.4 million (US$30.1 million) in the third quarter of 2025. Gross margin was 74.6% in the third quarter of 2025, up from 67.9% in the year-ago quarter. Non-GAAP gross margin was 74.6% in the third quarter of 2025, up from 67.9% in the year-ago quarter.

•
Operating profit was RMB3.9 million (US$0.6 million) in the third quarter of 2025, improving from operating loss of RMB72.0 million in the same period last year. Non-GAAP operating profit was RMB15.1 million (US$2.1 million) in the third quarter of 2025, improving from non-GAAP operating loss of RMB60.5 million in the same period last year.

•
Net loss attributable to Cheetah Mobile Shareholders was RMB11.0 million (US$1.5 million) in the third quarter of 2025, improving from net loss attributable to Cheetah Mobile Shareholders of RMB 46.9 million in the year ago quarter. Non-GAAP net income attributable to Cheetah Mobile Shareholders was RMB0.2 million (US$0.03 million) in the third quarter of 2025, improving from non-GAAP net loss attributable to Cheetah Mobile Shareholders of RMB35.4 million in the same period last year.

•
As of September 30, 2025, the Company had cash and cash equivalents of RMB1,597.3 million (US$224.4 million), ensuring strong liquidity.

•
As of September 30, 2025, the Company had long-term investments of RMB761.4 million (US$107.0 million).

Conference Call Information

The Company will hold a conference call on November 26, 2025, at 6:00 a.m. Eastern Time (or 7:00 p.m. Beijing Time) to discuss its financial results. Listeners may access the call by dialing the following numbers:

Main Line:

International: 1-412-317-6061

United States Toll Free: 1-888-317-6003

Mainland China Toll Free: +86-4001-206115

Hong Kong Toll Free: 800-963976

Conference ID: 4896015

English Translation:

International: 1-412-317-6061

United States Toll Free: 1-888-317-6003

Mainland China Toll Free: +86-4001-206115

Hong Kong Toll Free: 800-963976

Conference ID: 4165222

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.cmcm.com.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB7.1190 to US$1.00, the exchange rate in effect as of September 30, 2025, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a China-based IT company with a commitment to AI innovation. It has attracted hundreds of millions of users through an array of internet products and services on PCs and mobile devices. At the same time, it actively engages in the independent research and development of AI technologies, including LLM technologies. Cheetah Mobile provides advertising services to advertisers worldwide, value-added services including the sale of premium membership to its users, multi-cloud management platform to companies globally, as well as AI service robots and robotic arms to international clients. Cheetah Mobile is also committed to leveraging its cutting-edge AI technologies, including LLM technologies, to empower its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

This release contains non-GAAP financial measures, including but not limited to:

•
Non-GAAP cost of revenues excludes share-based compensation expenses;
•
Non-GAAP gross profit excludes share-based compensation expenses;
•
Non-GAAP gross margin excludes share-based compensation expenses;
•
Total non-GAAP operating expenses exclude share-based compensation expenses, amortization of intangible assets and impairment of goodwill resulting from business acquisitions;
•
Non-GAAP research and development expenses exclude share-based compensation expenses, amortization of intangible assets resulting from business acquisitions;

•
Non-GAAP selling and marketing expenses exclude share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;
•
Non-GAAP general and administrative expenses exclude share-based compensation expenses;
•
Non-GAAP operating profit/loss excludes share-based compensation expenses, amortization of intangible assets and impairment of goodwill resulting from business acquisitions;
•
Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses, amortization of intangible assets and impairment of goodwill resulting from business acquisitions;
•
Non-GAAP diluted earnings/losses per ADS excludes share-based compensation expenses, amortization of intangible assets and impairment of goodwill resulting from business acquisitions.

The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, amortization of intangible assets and impairment of goodwill resulting from business acquisitions, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliation of GAAP and non-GAAP Results”.

Investor Relations Contact

Helen Jing Zhu

Cheetah Mobile Inc.

Tel: +86 10 6292 7779

Email: ir@cmcm.com

CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of
	December 31, 2024	September 30, 2025
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,833,031	1,597,311	224,373
Short-term investments	335	863	121
Accounts receivable, net	473,619	443,459	62,292
Prepayments and other current assets, net	1,365,761	1,115,204	156,653
Due from related parties, net	106,934	126,801	17,812
Total current assets	3,779,680	3,283,638	461,251

Non-current assets:
Property and equipment, net	51,564	40,797	5,731
Operating lease right-of-use assets	26,323	19,067	2,678
Intangible assets, net	190,665	205,660	28,889
Goodwill	424,099	460,034	64,621
Long-term investments	817,330	761,408	106,954
Deferred tax assets	128,581	119,725	16,818
Other non-current assets	86,059	90,317	12,687
Total non-current assets	1,724,621	1,697,008	238,378

Total assets	5,504,301	4,980,646	699,629

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	219,566	207,356	29,127
Accrued expenses and other current liabilities	2,756,805	2,309,513	324,415
Due to related parties	69,606	18,011	2,530
Income tax payable	35,804	50,748	7,129
Total current liabilities	3,081,781	2,585,628	363,201

Non-current liabilities:
Deferred tax liabilities	43,046	44,635	6,270
Other non-current liabilities	172,348	165,010	23,179
Total non-current liabilities	215,394	209,645	29,449

Total liabilities	3,297,175	2,795,273	392,650

Mezzanine equity:
Redeemable noncontrolling interests	189,725	196,191	27,559

Shareholders’ equity:
Ordinary shares	248	254	36
Additional paid-in capital	2,722,504	2,724,880	382,762
Accumulated deficit	(1,232,577)	(1,299,551)	(182,547)
Accumulated other comprehensive income	410,423	391,343	54,972
Total Cheetah Mobile Inc. shareholders’ equity	1,900,598	1,816,926	255,223
Noncontrolling interests	116,803	172,256	24,197

Total shareholders’ equity	2,017,401	1,989,182	279,420

Total liabilities, mezzanine equity and shareholders’ equity	5,504,301	4,980,646	699,629

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for number of shares and per share(or ADS) data)

	For The Three Months Ended			For The Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	USD	RMB	RMB	USD
Revenues	192,083	287,369	40,367	569,788	841,593	118,217
Internet business	134,287	142,407	20,004	357,036	459,385	64,529
AI and others	57,796	144,962	20,363	212,752	382,208	53,688
Cost of revenues (a)	(61,714)	(73,005)	(10,255)	(197,365)	(212,936)	(29,911)
Gross profit	130,369	214,364	30,112	372,423	628,657	88,306

Operating income and expenses:
Research and development (a)	(66,269)	(67,962)	(9,547)	(177,885)	(196,289)	(27,573)
Selling and marketing (a)	(89,038)	(82,806)	(11,632)	(237,570)	(290,078)	(40,747)
General and administrative (a)	(47,349)	(60,170)	(8,452)	(188,104)	(179,421)	(25,203)
Other operating income, net	278	506	71	1,014	3,465	487
Total operating income and expenses	(202,378)	(210,432)	(29,560)	(602,545)	(662,323)	(93,036)

Operating (loss)/income	(72,009)	3,932	552	(230,122)	(33,666)	(4,730)
Other income/(expenses):
Interest income, net	9,471	9,560	1,343	34,560	25,145	3,532
Foreign exchange gains	21,351	8,628	1,212	10,510	16,627	2,336
Other income/(expense), net	1,738	(12,318)	(1,730)	(57,469)	(34,171)	(4,800)

(Loss)/income before income taxes	(39,449)	9,802	1,377	(242,521)	(26,065)	(3,662)
Income tax (expenses)/benefits	(2,387)	(13,506)	(1,897)	3,806	(22,191)	(3,117)
Net loss	(41,836)	(3,704)	(520)	(238,715)	(48,256)	(6,779)
Less: net income attributable to noncontrolling interests	5,061	7,270	1,021	12,058	18,718	2,629
Net loss attributable to Cheetah Mobile shareholders	(46,897)	(10,974)	(1,541)	(250,773)	(66,974)	(9,408)

Net loss per share
Basic	(0.0323)	(0.0085)	(0.0012)	(0.1711)	(0.0480)	(0.0067)
Diluted	(0.0323)	(0.0086)	(0.0012)	(0.1711)	(0.0483)	(0.0067)

Net loss per ADS
Basic	(1.6150)	(0.4236)	(0.0600)	(8.5542)	(2.4019)	(0.3350)
Diluted	(1.6150)	(0.4296)	(0.0600)	(8.5569)	(2.4130)	(0.3350)

Weighted average number of shares outstanding
Basic	1,509,057,830	1,548,248,444	1,548,248,444	1,499,799,151	1,527,699,928	1,527,699,928
Diluted	1,509,057,830	1,548,248,444	1,548,248,444	1,499,799,151	1,527,699,928	1,527,699,928
Weighted average number of ADSs outstanding
Basic	30,181,157	30,964,969	30,964,969	29,995,983	30,553,999	30,553,999
Diluted	30,181,157	30,964,969	30,964,969	29,995,983	30,553,999	30,553,999

Other comprehensive income/(loss) , net of tax of nil
Foreign currency translation adjustments	(32,036)	(16,996)	(2,387)	(2,622)	(24,911)	(3,499)
Unrealized gains/(losses) on available-for-sale securities, net	2,799	3,814	536	(4,635)	6,662	936
Other comprehensive loss	(29,237)	(13,182)	(1,851)	(7,257)	(18,249)	(2,563)
Total comprehensive loss	(71,073)	(16,886)	(2,371)	(245,972)	(66,505)	(9,342)
Less: Total comprehensive income attributable to noncontrolling interests	7,346	5,774	811	11,890	19,549	2,746
Total comprehensive loss attributable to Cheetah Mobile shareholders	(78,419)	(22,660)	(3,182)	(257,862)	(86,054)	(12,088)

	For The Three Months Ended			For The Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
(a) Share-based compensation expenses	RMB	RMB	USD	RMB	RMB	USD
Cost of revenues	92	4	1	541	14	2
Research and development	236	(172)	(24)	644	186	26
Selling and marketing	(277)	183	26	(167)	483	68
General and administrative	4,863	2,714	381	19,939	9,991	1,403
Total	4,914	2,729	384	20,957	10,674	1,499

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for per share data )

	For The Three Months Ended September 30, 2025					For The Nine Months Ended September 30, 2025
	GAAP	Share-based	Amortization of	Non-GAAP		GAAP	Share-based	Amortization of	Non-GAAP
	Result	Compensation	intangible assets*	Result		Result	Compensation	intangible assets*	Result
	RMB	RMB	RMB	RMB	USD	RMB	RMB	RMB	RMB	USD
Revenues	287,369	-	-	287,369	40,367	841,593	-	-	841,593	118,217
Cost of revenues	(73,005)	4	-	(73,001)	(10,254)	(212,936)	14	-	(212,922)	(29,909)
Gross profit	214,364	4	-	214,368	30,113	628,657	14	-	628,671	88,308

Research and development	(67,962)	(172)	6,388	(61,746)	(8,674)	(196,289)	186	18,700	(177,403)	(24,920)
Selling and marketing	(82,806)	183	2,070	(80,553)	(11,315)	(290,078)	483	3,008	(286,587)	(40,257)
General and administrative	(60,170)	2,714	-	(57,456)	(8,071)	(179,421)	9,991	-	(169,430)	(23,800)
Other operating income, net	506	-	-	506	71	3,465	-	-	3,465	487
Total operating income and expenses	(210,432)	2,725	8,458	(199,249)	(27,989)	(662,323)	10,660	21,708	(629,955)	(88,490)

Operating income/(loss)	3,932	2,729	8,458	15,119	2,124	(33,666)	10,674	21,708	(1,284)	(182)
Net (loss)/income attributable to Cheetah Mobile shareholders	(10,974)	2,729	8,458	213	31	(66,974)	10,674	21,708	(34,592)	(4,860)

Diluted losses per ordinary share (RMB)	(0.0086)	0.0018	0.0054	(0.0014)		(0.0483)	0.0070	0.0141	(0.0272)
Diluted losses per ADS (RMB)	(0.4296)	0.0900	0.2696	(0.0700)		(2.4130)	0.3500	0.7030	(1.3600)
Diluted losses per ADS (USD)	(0.0600)	0.0126	0.0376	(0.0098)		(0.3350)	0.0492	0.0948	(0.1910)

	For The Three Months Ended September 30, 2024				For The Nine Months Ended September 30, 2024
	GAAP	Share-based	Amortization of	Non-GAAP	GAAP	Share-based	Amortization of	Non-GAAP
	Result	Compensation	intangible assets*	Result	Result	Compensation	intangible assets*	Result
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues	192,083	-	-	192,083	569,788	-	-	569,788
Cost of revenues	(61,714)	92	-	(61,622)	(197,365)	541	-	(196,824)
Gross profit	130,369	92	-	130,461	372,423	541	-	372,964

Research and development	(66,269)	236	6,156	(59,877)	(177,885)	644	18,468	(158,773)
Selling and marketing	(89,038)	(277)	469	(88,846)	(237,570)	(167)	1,407	(236,330)
General and administrative	(47,349)	4,863	-	(42,486)	(188,104)	19,939	-	(168,165)
Other operating income, net	278	-	-	278	1,014	-	-	1,014
Total operating income and expenses	(202,378)	4,822	6,625	(190,931)	(602,545)	20,416	19,875	(562,254)

Operating loss	(72,009)	4,914	6,625	(60,470)	(230,122)	20,957	19,875	(189,290)
Net loss attributable to Cheetah Mobile shareholders	(46,897)	4,914	6,625	(35,358)	(250,773)	20,957	19,875	(209,941)

Diluted losses per ordinary share (RMB)	(0.0323)	0.0033	0.0044	(0.0246)	(0.1711)	0.0140	0.0132	(0.1439)
Diluted losses per ADS (RMB)	(1.6150)	0.1650	0.2200	(1.2300)	(8.5569)	0.7000	0.6619	(7.1950)

* This represents amortization of intangible assets resulting from business acquisitions.

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for percentage)

	For The Three Months Ended September 30, 2025				For The Nine Months Ended September 30, 2025
	Internet Business	AI and others	Consolidated		Internet Business	AI and others	Consolidated
	RMB	RMB	RMB	USD	RMB	RMB	RMB	USD
Revenues	142,407	144,962	287,369	40,367	459,385	382,208	841,593	118,217
Operating Costs and expenses
Cost of revenues(i)	25,999	47,002	73,001	10,254	75,306	137,616	212,922	29,909
Selling and marketing(i)	45,371	37,252	82,623	11,606	174,986	114,609	289,595	40,679
Research and development(i)	33,441	34,693	68,134	9,571	99,693	96,410	196,103	27,547
Other segment items(i)	16,252	40,698	56,950	8,000	41,199	124,766	165,965	23,313
Adjusted operating income/(loss)	21,344	(14,683)	6,661	936	68,201	(91,193)	(22,992)	(3,231)
Unallocated amounts-share based compensations			(2,729)	(384)			(10,674)	(1,499)
Operating income/(loss)			3,932	552			(33,666)	(4,730)
Reconciliation of segment profit/(loss)
Interest income, net			9,560	1,343			25,145	3,532
Foreign exchange gains, net			8,628	1,212			16,627	2,336
Other expense , net			(12,318)	(1,730)			(34,171)	(4,800)
Income/(loss) before income taxes			9,802	1,377			(26,065)	(3,662)

	For The Three Months Ended September 30, 2024			For The Nine Months Ended September 30, 2024
	Internet Business	AI and others	Consolidated	Internet Business	AI and others	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
Revenues	134,287	57,796	192,083	357,036	212,752	569,788
Operating Costs and expenses
Cost of revenues(i)	19,687	41,935	61,622	58,638	138,186	196,824
Selling and marketing(i)	53,113	36,202	89,315	130,702	107,035	237,737
Research and development(i)	32,594	33,439	66,033	84,825	92,416	177,241
Other segment items(i)	15,088	27,120	42,208	46,245	120,906	167,151
Adjusted operating income/(losses)	13,805	(80,900)	(67,095)	36,626	(245,791)	(209,165)
Unallocated amounts-share based compensations			(4,914)			(20,957)
Operating loss			(72,009)			(230,122)
Reconciliation of segment profit/(loss)
Interest income, net			9,471			34,560
Foreign exchange gains, net			21,351			10,510
Other income/(expense), net			1,738			(57,469)
Loss before income taxes			(39,449)			(242,521)

(i) Share-based compensations were not allocated to segments. Other segment items include general and administrative expenses and other operating expenses allocated to the respective segments.

CHEETAH MOBILE INC.

Reconciliation from Net Loss Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	For The Three Months Ended			For The Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	USD	RMB	RMB	USD
Net loss attributable to Cheetah Mobile shareholders	(46,897)	(10,974)	(1,541)	(250,773)	(66,974)	(9,408)
Add:
Income tax expenses/(benefits)	2,387	13,506	1,897	(3,806)	22,191	3,117
Interest income, net	(9,471)	(9,560)	(1,343)	(34,560)	(25,145)	(3,532)
Depreciation and other amortization	12,205	12,270	1,724	36,834	32,809	4,609
Net income attributable to noncontrolling interests	5,061	7,270	1,021	12,058	18,718	2,629
Other (income)/ expense, net	(23,089)	3,690	518	46,959	17,544	2,464
Share-based compensation	4,914	2,729	384	20,957	10,674	1,499
Adjusted EBITDA	(54,890)	18,931	2,660	(172,331)	9,817	1,378